Skadden, Arps, Slate, Meagher & Flom llp
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BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:	Sherry Haywood Asia Timmons-Pierce Heather Clark Martin James

Re:	FTC Solar, Inc. Draft Registration Statement on Form S-1 Submitted January 22, 2021 CIK No. 0001828161

On behalf of our client, FTC Solar, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2021 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 22, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission
March 9, 2021

Our Customer Value Proposition, page 2

1.
We note your disclosure that you commissioned the study by Eclipse-M, which found that Voyager’s installation time is 41% less than the industry average. Please provide the consent of the third-party in accordance with Rule 436.

The Company respectfully acknowledges the Staff’s comment and submits that Eclipse-M is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Eclipse-M is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies it as an expert or the statements are purported to be made on the authority of Eclipse-M as an “expert.” Accordingly, the Company believes that Eclipse-M should not be considered an “expert” within the meaning of the federal securities laws and thus a consent is not required to be filed as an exhibit.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this study included in the Company’s Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company respectfully submits that Eclipse-M is not an expert for purposes of Rule 436 and thus a consent is not required to be filed as an exhibit.

Our governing documents will also provide that the Delaware Court of Chancery, page 34

2.
Please revise to make your disclosure on page 90 consistent. We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission
March 9, 2021

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 33 and 96 of the Amendment to clarify that the U.S. federal district courts will be the exclusive forum for resolving complaints arising under federal securities laws.

Employment Agreements with Named Executive Officers, page 77

3.	Please file your employment agreements with your named executive officers and include such agreements in your exhibit index.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the employment agreements as an exhibit to a subsequent amendment to the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.	Please name the persons or identify the class of persons to whom the shares of your common stock were sold. See Item 701(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-2.

General

5.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications used by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * * * *

Securities and Exchange Commission
March 9, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Patrick M. Cook, Chief Financial Officer, FTC Solar, Inc. Jacob D. Wolf, Esq., General Counsel, FTC Solar, Inc. Benjamin K. Marsh, Esq., Goodwin Procter LLP